EXHIBIT 99.1

October 29, 2012

Bezeq - The Israel Telecommunication Corp. Ltd.

To:	The Tel Aviv Stock Exchange
The Israeli Securities Authority

Bezeq The Israel Telecommunication Corp., Limited (The: "Company"), announced today that the Company completed a debt raising in the total amount of NIS 500 million through a loan from an Israeli bank, in a duration of 4.3 years.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.